UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 21)

SPECTRUM GROUP INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

563823103
(CUSIP Number)

Spencer D. Klein
Morrison & Foerster LLP
1290 Avenue of the Americas
New York New York 10104
(212) 468-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2012
(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 563823103		SCHEDULE 13D/A	Page 2 of 7
1			Name of Reporting Persons AFINSA BIENES TANGIBLES S.A. EN LIQUIDACION
2	Check the Appropriate Box If A Member of a Group (See Instructions)		(a) ☐ (b) ☐
3			SEC Use Only
4			Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization SPAIN
Number of	7	Sole Voting Power 271,514
Shares Beneficially Owned by	8	Shared Voting Power 18,370,553
Each Reporting Person with:	9	Sole Dispositive Power 271,514
	10	Shared Dispositive Power 18,370,553
11			Aggregate Amount Beneficially Owned by Each Reporting Person 18,642,067
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13			Percent of Class Represented by Amount in Row (11) 57%
14			Type of reporting person (See Instructions) CO and HC

CUSIP NO. 563823103		SCHEDULE 13D/A	Page 3 of 7
1			Name of Reporting Persons AUCTENTIA, S.L.
2	Check the Appropriate Box If a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3			SEC Use Only
4			Source of funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization SPAIN
Number of	7	Sole Voting Power None
Shares Beneficially Owned by	8	Shared Voting power 18,370,553
Each Reporting Person with:	9	Sole Dispositive Power None
	10	Shared Dispositive Power 18,370,553
11			Aggregate Amount Beneficially Owned by Each Reporting Person 18,370,553
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13			Percent of Class Represented by Amount in Row (11) 56.2%
14			Type of Reporting Person (See Instructions) OO

Explanatory Note:

The following constitutes Amendment No. 21 (“Amendment”) to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. En Liquidación (f/k/a AFINSA Bienes Tangibles, S.A., “AFINSA”) and Auctentia, S.L. (f/k/a Auctentia, S.A., “Auctentia”, and together with AFINSA, the “Reporting Persons”), a wholly-owned subsidiary of AFINSA, with the Securities and Exchange Commission (the “Commission”) on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, Amendment No. 6, filed with the Commission on October 24, 2000, Amendment No. 7, filed with the Commission on December 1, 2000, Amendment No. 8, filed with the Commission on March 7, 2001, Amendment No. 9, filed with the Commission on April 5, 2001, Amendment No. 10, filed with the Commission on April 17, 2001, Amendment No. 11, filed with the Commission on June 7, 2001, Amendment No. 12, filed with the Commission on June 27, 2001, Amendment No. 13, filed with the Commission on July 18, 2001, Amendment No. 14, filed with the Commission on September 14, 2001, Amendment No. 15, filed with the Commission on October 10, 2001, Amendment No. 16, filed with the Commission on December 12, 2001, Amendment No. 17, filed with the Commission on April 23, 2002, Amendment No. 18, filed with the Commission on June 14, 2002, Amendment No. 19, filed with the Commission on March 6, 2003 and Amendment No. 20, filed with the Commission on September 8, 2003 (as amended, the “Schedule 13D”).

Unless otherwise indicated herein, the information set forth in Schedule 13D remains unchanged.  Each capitalized term used but not defined in this Amendment shall have the meaning otherwise assigned to such term in the Schedule 13D.

Item 1.                    Security and Issuer.

This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”) of Spectrum Group International, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1063 McGaw, Irvine, CA 92614.

Item 2.                    Identity and Background.

(a)  This Amendment is being filed by AFINSA, a Spanish domiciled corporation and sole stockholder of Auctentia, a Spanish domiciled corporation.  This Amendment is being filed by AFINSA with respect to 18,642,067 shares of Common Stock owned by AFINSA, directly and indirectly via Auctentia.

(b)  The principal executive offices of AFINSA and Auctentia are located at Lagasca 88, 28001, Madrid, Spain.

(c)  The principal business of the Reporting Persons is the trading and auctioning of rare stamps, coins, art objects and antiques.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

(f)  Spain.

Item 3.                    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4                     Purpose of Transaction.

The Reporting Persons have entered into the transaction described in Item 6 in order to dispose of their entire interest in the Issuer.

See Item 6 for a description of the change in the Reporting Persons’ right to appoint members of the Issuer’s board of directors.

Item 5.                    Interest in Securities of the Issuer.

(a)  The Reporting Persons beneficially own 18,642,067 shares of Common Stock, which represents approximately 57% of the outstanding shares of Common Stock.

(b)  Subject to the Securities Purchase Agreement described in Item 6, under which, subject to certain contingencies, the Reporting Persons have agreed to sell all of their shares of Common Stock to the Issuer, (i) AFINSA has the sole power to vote and direct the vote and dispose or direct the disposition of 271,514 shares of Common Stock; and (ii) AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 18,370,553 shares of Common Stock.

(c)  None.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 6, 2012, the Reporting Persons entered into a Securities Purchase Agreement effective as of March 5, 2012 with Issuer for the sale (the “Purchase”) of 18,642,067 shares of Common Stock beneficially owned by the Reporting Persons (the “Shares”) for a total consideration of $58,250,000 (the “Purchase Agreement”).  The obligation of Issuer to purchase the Shares is subject to certain conditions, including the Issuer’s successful completion of a rights offering to raise a significant portion of the financing for the transaction (the “Rights Offering”).  In addition to the sale of the Shares, the Reporting Persons have agreed to (i) refrain from directly or indirectly, purchasing, selling, or offering to purchase or sell any Common Stock, warrants or options to acquire Common Stock, securities convertible into or exchangeable for Common Stock or any other right to acquire or sell Common Stock until June 1, 2012, (ii) cause Antonio Arenas and George Lumby to resign as liquidators of Central de Compras Coleccionables, S.L., Issuer’s wholly owned subsidiary, effective within one business day after the Reporting Persons are notified that the Commission has declared the registration statement relating to the Rights Offering effective and (iii) cause Antonio Arenas and George Lumby to resign from the Issuer’s board of directors, effective as of the date of the closing of the Purchase.  The Purchase and the related documentation are described in the Current Report on Form 8-K filed by the Issuer on March 7, 2012 (the “Purchase 8-K”).

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, a copy of the form of which is incorporated by reference hereto from Exhibit 10.1 of the Purchase 8-K.

Item 7.                    Material to Be Filed As Exhibits.

Exhibit A:
Securities Purchase Agreement, dated March 5, 2012, by and among the Issuer and the Reporting Persons (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 7, 2012)

Exhibit B:	Joint Filing Statement

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 7, 2012

AFINSA BIENES TANGIBLES S.A. EN LIQUIDACION

By:	/s/ Javier Díaz-Gálvez de la Cámara
Name:	Javier Díaz-Gálvez de la Cámara
Title:	Trustee

By:	/s/ Benito Aüera Marín
Name:	Benito Aüera Marín
Title:	Trustee

By:	/s/ Carmen Salvador Calvo
Name:	Carmen Salvador Calvo
In representation of Tesoreria General del la Seguridad Social
Title:	Trustee

AUCTENTIA, S.L.

By:	/s/ Javier Díaz-Gálvez de la Cámara
Name:	Javier Díaz-Gálvez de la Cámara
Title:	Joint Administrator

By:	/s/ Benito Aüera Marín
Name:	Benito Aüera Marín
Title:	Joint Administrator